For immediate release

Mittal Steel Company To Appoint Francois Pinault as Independent Non-Executive Director

9th May 2006 - Mittal Steel Company N.V., the world’s largest and most global steel producer, announces today that the Board of Directors have recommended the appointment of Monsieur Francois Pinault as an Independent Non-Executive Director, subject to election by the shareholders. This election will take place at an extraordinary general meeting to be convened following today’s annual general meeting.

Monsieur Francois Pinault, 69, is the founder and former president of the Artemis Group and PPR. The Artemis Group is a 125 billion global investment holding company with wide-ranging interests, including 42% of the listed company PPR. PPR includes retail brands such as FNAC, La Redoute, Le Printemps, Conforama and luxury brands such as Gucci Group, which includes Gucci, Bottega Veneta, Yves Saint Laurent, Boucheron, Balenciaga. Artemis also owns Chateau Latour vineyard in France and Christie’s auction house. Monsieur Pinault also own insurance and media businesses and holds minority shares in the French group Bouygues. Monsieur Pinault serves on the Board of Directors for Financiere Pinault and Artemis. His board appointment with Mittal Steel marks Mr. Pinault’s only board appointment for a company in which he does not have significant business interests.

Commenting, Lakshmi N. Mittal, Chairman and Chief Executive Officer, Mittal Steel said:

“Monsieur Pinault brings a wealth of management skills and experience from the various senior executive positions he has held. Monsieur Pinault is one of Europe’s most successful entrepreneurs and his guidance and business knowledge will prove an invaluable asset to Mittal Steel.”

Ambassador Andres Rozental, Member of the Board of Directors and Chairman of Mittal Steel’s Nominations Committee added:

“This appointment will extend the independence of the Board of Directors. Mittal Steel has significantly expanded in recent years and this appointment shows the Board’s dedication to ensure that we have the skill set to serve the needs of the expanded company. Monsieur Francois Pinault’s appointment not only extends the independence of the Board of Directors but also brings the necessary attributes to ensure we move from strength to strength

About Mittal Steel

Mittal Steel Company is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company has filed, and will file, important documents with the SEC, including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents because they contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on the SEC’s website at www.sec.gov and Mittal Steel’s website at www.mittalsteel.com.